UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CV Sciences, Inc. (formerly CannaVEST Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137653101

(CUSIP Number)

Bart Mackay

6325 S. Jones Boulevard #500

Las Vegas, Nevada 89118

(801) 734-0263

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roen Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,600,000 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,600,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents shares directly owned by Roen Ventures LLC (“Roen Ventures”). Mai Dun Limited LLC (“Mai Dun”) and Mercia Holdings LLC (“Mercia”) each own a 50% interest in Roen Ventures. Mackay Ventures LLC (“Mackay Ventures”), which is solely owned by Bart Mackay, owns a 99% interest in each of Mai Dun and Mercia, and Mr. Mackay owns the remaining 1% in each of Mai Dun and Mercia. Mr. Mackay is deemed to have shared voting and investment power over the shares owned by each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mai Dun Limited LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,463,162
	8.	SHARED VOTING POWER 800,000 (1)
	9.	SOLE DISPOSITIVE POWER 5,463,162
	10.	SHARED DISPOSITIVE POWER 800,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,263,162
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents Mai Dun’s 50% ownership interest in the shares held by Roen Ventures.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercia Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 800,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 800,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents Mercia’s 50% ownership interest in the shares held by Roen Ventures.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mackay Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 618,564
	8.	SHARED VOTING POWER 6,992,530 (1)
	9.	SOLE DISPOSITIVE POWER 618,564
	10.	SHARED DISPOSITIVE POWER 6,992,530
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,611,084
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Represents Mackay Ventures’ 99% ownership interest in Mai Dun and Mercia.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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CUSIP No. 137653101

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bart Mackay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 7,681,726 (1)
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 7,681,726
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,706,726
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents shares directly owned by Roen Ventures. Mai Dun and Mercia each own a 50% interest in Roen Ventures. Mackay Ventures, which is solely owned by Mr. Mackay, owns a 99% interest in each of Mai Dun and Mercia, and Mr. Mackay owns the remaining 1% in each of Mai Dun and Mercia. Mr. Mackay is deemed to have shared voting and investment power over the shares owned by each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.
(2)	Based on 40,210,159 shares of common stock outstanding as of December 30, 2015, based on 35,210,159 shares of common stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of common stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

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ITEM 1. SECURITY AND ISSUER

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on behalf of the Reporting Persons (as defined below) with the Securities and Exchange Commission (“SEC”) on November 30, 2012, as amended by each of Amendment No. 1 thereto filed with the SEC on February 21, 2013, Amendment No. 2 thereto filed with the SEC on July 28, 2014, and Amendment No. 3 thereto filed with the SEC on August 25, 2015 (collectively, the “Statement”). This Amendment relates to the common stock, no par value per share (the “Common Stock”), of CV Sciences, Inc., formerly CannaVEST Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)    This Statement is filed on behalf of Roen Ventures LLC, a Nevada limited liability company (“Roen Ventures”), Mai Dun Limited LLC, a Nevada limited liability company (“Mai Dun”), Mercia Holdings LLC, a Nevada limited liability company (“Mercia”), Mackay Ventures LLC, a Utah limited liability company and formerly known as Mackay Ventures, Inc. (“Mackay Ventures”), and Bart Mackay, a natural person (“Mr. Mackay”). Roen Ventures, Mai Dun, Mercia, Mackay Ventures and Mr. Mackay are referred to collectively as the “Reporting Persons.”

(b)   The business address for each of Roen Ventures, Mai Dun, Mercia and Mr. Mackay is 6325 S. Jones Boulevard #500, Las Vegas, Nevada 89118. The business address for Mackay Ventures is 1193 S. 2100 E., Springville, Utah 84663.

(c)    The principal business of each of Roen Ventures, Mai Dun and Mercia consists of owning shares of the Issuer. In addition to owning shares of the Issuer, Mackay Ventures is engaged in the business of business, management, and strategic consulting, rendering services to various non-affiliated business and technology clients and also owns shares or ownership interest in various business ventures that are not affiliated with the Issuer. Mai Dun and Mercia are the only members of Roen Ventures, and Mackay Ventures (99%) and Mr. Mackay (1%) are the sole members of each of Mai Dun and Mercia. Mr. Mackay is a self-employed attorney and is the manager of each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures, with sole authority to take action on behalf of each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.

(d)   During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)    Each of Roen Ventures, Mai Dun and Mercia are formed in Nevada and Mackay Ventures is formed in Utah. Mr. Mackay is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended to add the following paragraphs:

On December 17, 2015, the Board of Directors of the Issuer approved an award of 25,000 shares of the Issuer’s Common Stock (the “Stock Award”) to Mr. Mackay pursuant to a Stock Award Agreement under the Issuer’s Amended and Restated 2013 Equity Incentive Plan, dated December 17, 2015 (the “Award Agreement”). The consideration for the Stock Award was Mr. Mackay’s service on the Board from November 26, 2014 through November 26, 2015. The Award Agreement states that the value of the services provided, and the amount of compensation related to the receipt of the Stock Award is $4,500 which is equal to the fair market value of the Stock Award.

Roen Ventures paid and satisfied outstanding debt in the aggregate amount of $482,960.10 by the transfer of 824,164 shares of the Issuer’s Common Stock owned and held by Roen Ventures to Aegean Limited LLC, a Nevada limited liability company (“Aegean Limited”), pursuant to that certain Assignment Agreement, dated as of December 29, 2015, by and between Roen Ventures and Aegean Limited, an entity wholly-owned by Rhonda Mona, the ex-wife of the chief executive officer of the Issuer. The transfer was effected by the Issuer’s transfer agent on January 6, 2016.

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ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is supplemented as follows:

On September 10, 2015, Far West Industries (“Far West”) and Roen Ventures negotiated a settlement agreement (the “Settlement Agreement”) in connection with a mediation between the parties with respect to the matter of Far West v. Michael Mona Jr., et al. Far West then refused to execute the Settlement Agreement and in November 2015, Roen Ventures filed a Motion to Enforce Settlement. On January 16, 2016, the Clark County District Court (the “Court”) ruled that Far West is required to honor the Settlement Agreement previously reached by the parties. Based on the Court’s decision and pursuant to the Settlement Agreement, Roen Ventures intends to transfer 1,600,000 shares of Common Stock to Far West.

The securities of the Issuer were acquired for investment in the ordinary course of the Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a)    The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 40,210,159 shares of Common Stock were outstanding as of December 30, 2015, based on 35,210,159 shares of Common Stock outstanding as of November 16, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 16, 2015 and the issuance of 5,000,000 shares of Common Stock by the Issuer on December 30, 2015, as reported in the Issuer’s Current Report on Form 8-K filed on January 4, 2016.

Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Issuer’s Common Stock during the past 60 days or since the filing of the Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended to add the following paragraph:

Pursuant to the terms of the operating agreement of Mackay Ventures, the manager of Mackay Ventures (which is Mr. Mackay) has the sole authority to act on behalf of Mackay Ventures with respect to the shares of Common Stock of the Issuer. Other than the foregoing and as set forth in Item 3 and Item 4 of this Statement, which are hereby incorporated by reference in this Item 6, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit 7	Joint Filing Agreement
Exhibit 8	Stock Award Agreement, dated as of December 17, 2015
Exhibit 9	Assignment Agreement, dated as of December 29, 2015
Exhibit 10	Mediation Settlement Agreement, dated as of September 10, 2015

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2016

MAI DUN LIMITED LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MERCIA HOLDINGS LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

ROEN VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MACKAY VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

/s/ Bart Mackay
Bart Mackay

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Exhibit 7

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D/A to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each of such parties.

Date: January 19, 2016

MAI DUN LIMITED LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MERCIA HOLDINGS LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

ROEN VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MACKAY VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

/s/ Bart Mackay
Bart Mackay

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Exhibit 8

CANNAVEST CORP.

Stock Award Agreement
Under
Amended and Restated 2013 Equity Incentive Plan

THIS STOCK AWARD AGREEMENT (the “Agreement”) is entered into as of December 17, 2015 by and between Bart Mackay (hereinafter referred to as “Grantee”) and CannaVEST Corp., a Delaware corporation (hereinafter referred to as the “Company”), pursuant to the Company’s Amended and Restated 2013 Equity Incentive Plan (the “Plan”). Any capitalized term not defined herein shall have the same meaning ascribed to it in the Plan.

R E C I T A L S:

A. Grantee is an employee, director or consultant of the Company, and in connection therewith has rendered services for and on behalf of the Company or an Affiliate.

B. The Company desires to issue shares of the Company’s Common Stock to Grantee for the consideration set forth herein to compensate Grantee for past services to the Company and/or to provide an incentive for Grantee to remain a service provider of the Company and to exert added effort towards its growth and success.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and for other good and valuable consideration, the parties agree as follows:

1. Issuance of Shares. The Company hereby offers to issue to Grantee Twenty-Five Thousand (25,000) shares of Common Stock of the Company (the “Shares”) on the terms and conditions herein set forth.

Unless this offer is earlier revoked in writing by the Company, Grantee shall have ten (10) days from the date of the delivery of this Agreement to Grantee to accept the offer of the Company by executing and delivering to the Company two copies of this Agreement, without condition or reservation of any kind whatsoever, together with the consideration to be delivered by Grantee pursuant to Section 2 below, if applicable. If the Grantee does not accept the offer represented by this Agreement as set forth above within ten (10) days, such offer shall be null and void.

2. Consideration; Reporting. The consideration for the grant of the Shares shall be the services already rendered to the Company by the Grantee; specifically, service on the Company’s Board of Directors from November 26, 2014 through November 26, 2015. The total value of the services provided, and the amount of compensation related to the receipt of the Shares reported to tax authorities for 2015, is $4,500, which is equal to the aggregate Fair Market Value of the Shares.

3. Vesting of Shares. The Shares shall be fully vested as of the date of this Agreement.

4. No Right to Continued Service. The issuance of the Shares does not confer upon Grantee any right to continue as an Employee or Director of, or Consultant to, the Company or an Affiliate, nor does it limit in any way the right of the Company or an Affiliate to terminate Grantee’s employment or other relationship with the Company or an Affiliate, at any time, with or without cause.

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5. Tax Consequence. Grantee understands that Grantee (and not the Company) shall be responsible for the Grantee’s own tax liability that may arise as a result of the grant of the Shares. Grantee represents that Grantee has consulted any tax consultants Grantee deems advisable in connection with the receipt of the Shares and that Grantee is not relying on the Company or the Company’s counsel for any tax advice. The Company intends to report the value of the Shares granted, at the value describe in Section 2, to appropriate tax authorities. The Company has the authority to require Grantee to remit to the Company an amount sufficient to satisfy all federal, state, and local taxes required by law to be withheld with respect to any taxable event arising as a result of the receipt of the Shares.

6. Miscellaneous.

(a) This Agreement shall bind and inure to the benefit of the parties’ heirs, legal representatives, successors and permitted assigns.

(b) This Agreement and the Plan constitute the entire agreement between the parties pertaining to the subject matter contained herein and they supersede all prior and contemporaneous agreements, representations and understandings of the parties. A copy of the Plan has been delivered to Grantee and also may be inspected by Grantee at the principal office of the Company, and Grantee hereby consents to receive any updates to the Plan or Plan prospectus electronically. The parties agree that the entire text of the Plan is incorporated by reference as if copied herein. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the parties. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver. In the event there exists any conflict or discrepancy between any of the terms in the Plan and this Agreement, the terms of the Plan shall be controlling. A copy of the Plan has been delivered to Grantee and also may be inspected by Grantee at the principal office of the Company.

(c) By execution of this Agreement, Grantee consents to the delivery of any notice to the stockholders given by the Company in the form of an electronic transmission, pursuant to, and as described in, Section 232 of the Delaware General Corporation Law.

(d) Should any portion of the Plan or this Agreement be declared invalid and unenforceable, then such portion shall be deemed to be severable from this Agreement and shall not affect the remainder hereof.

(e) All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iii) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at its principal executive office, and to Grantee at the address set forth on the signature page to this Agreement, or at such other address as the Company or Grantee may designate by ten (10) days advance written notice to the other party hereto.

(f) By executing the Agreement, the Company and Grantee waive their respective rights hereunder to have any such disputes or claims tried by a judge or jury.

(g) This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all such counterparts together will constitute one and the same instrument.

(h) This Agreement shall be construed according to the laws of the State of Delaware.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE COMPANY:	GRANTEE:

CANNAVEST CORP.

By: /s/ Joseph Dowling	/s/ Bart Mackay
Name: Joseph Dowling	Bart Mackay
Title: Chief Financial Officer
Address:
__________________________
__________________________

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Exhibit 9

ASSIGNMENT OF SHARES

This Assignment of Shares (the "Assignment") is made and effective this 29th day of December, 2015 between Roen Ventures LLC (the “Assignor”), a Nevada limited liability company and Rhonda Mona ("Mona"), an individual. Assignor and Mona are referred to collectively herein as the "Parties".

Whereas, Assignor is indebted to Mona pursuant to a promissory note dated October 13, 2013 in the principal amount of One Million Dollars ($1,000,000) executed in conjunction with a loan made by Mona to Assignor (the "Loan"); and

Whereas, Assignor owns, beneficially and of record, Eight Hundred Twenty-four Thousand One Hundred Sixty-four (824,164) shares of common stock of CannaVest Corp. (the "Shares") and Assignor has agreed to assign, transfer and convey to Mona and Mona has agreed to accept the assignment and conveyance of the Shares in partial satisfaction of the Loan pursuant to the terms and conditions set forth herein.

Now, therefore, in consideration of the assignment and transfer set forth herein and the partial satisfaction of the Loan as described hereafter, the Parties agree as follows:

TERMS

1. Assignment. For and in partial satisfaction of the Loan, the Assignor hereby assigns, transfers and conveys to Aegean Limited LLC, a Nevada limited liability company of which Mona is the sole member and manager, all of Assignor’s rights to, ownership and interest in and to the Shares as partial settlement of the Loan. Specifically the outstanding principal balance of the Loan as of the Effective date of this Assignment shall be reduced by Four Hundred Eighty-two Thousand Nine Hundred Sixty Dollars ($482,960) (824,164 shares x $0.586 per share transferred). The remaining outstanding principal balance of the Loan, together with accrued interest thereon, shall be paid in accordance with the original terms of the promissory notes evidencing the Loan. The transfer and assignment of Shares to Aegean Limited LLC shall be effective upon Mona's acceptance of this Assignment by execution of this instrument as set forth hereafter. Immediately upon receipt of the executed Assignment from Mona, Assignor will deliver certificates representing the Shares to the transfer agent of CannaVest Corp. with instructions to transfer and issue one or more new certificates to Aegean Limited LLC representing the assigned Shares.

2. Acceptance; Restrictions on Transfer. Mona receives and accepts the foregoing assignment of Shares without warranty or representation of any kind by Assignor, and further accepts said Shares subject to all limitations and restrictions thereon as may be imposed by State or Federal securities laws and regulations, and by the Articles of Incorporation and Bylaws of CannaVest Corp, as amended from time to time. In this regard, Mona acknowledges and agrees that Mona (and Aegean Limited LLC) shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Shares, to anyone except in compliance with applicable State and Federal securities laws and regulations.

3. Restrictive Legend. All certificates representing the Shares shall have endorsed thereon a legend in substantially the following forms (in addition to any other legend which may be required by other agreements between the Parties hereto):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED TO ANYONE BUT THE COMPANY IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.”

IN WITNESS WHEREOF, the parties hereto have executed this Assignment on the date first above written.

“Roen Ventures LLC”	“Rhonda Mona”

/s/ Bart P. Mackay	/s/ Rhonda Mona
Name: Bart P. Mackay, Manager

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Exhibit 10

9/10/15

1. Roen Ventures will transfer 1.6 million shares of Cannavest shares and 2 million shares of MJNA shares, free and clear of all liens, to Far West or its nominee. Roen Ventures will not sell any Cannavest shares for one (1) year from the date the shares transferred to Far West become free-trading or when Far West has sold all shares of Cannavest when transferred pursuant to Section 1, whichever is later.

2. Case No. A-14-695786-B claims v. Roen Ventures, Mercia, Mai Dun and Bart Mackay will be dismissed with prejudice, each side to bear their own fees and costs (the “Case”).

3. Full mutual release by Far West on the one hand and Roen Ventures, Mercia, Mai Dun and Bart Mackay on the other hand, save and except any claims that may exist unrelated to the Case.

4. This release in no way effects Far West’s ability to collect upon the Far West’s judgment against Michael Mona and his trust, including writs of garnishment and execution upon Roen Ventures, Mai Dun, Mercia Holdings or Bart Mackay. This also applies to Rhonda Mona to the extent Far West obtains a judgment against her.

5. This subject to execution of a formal settlement agreement.

/s/ Al LaSoy

Far West Industries

/s/ Bart P. Mackay

Individually and on behalf of Roen Ventures LLC

Mercia Holdings LLC, and

Mr. Dun Limited LLC

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